UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 5, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Announces Results of the Annual Meeting of Shareholders

MONTREAL, QUEBEC and BRADENTON, FLORIDA – June 5, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that all eight nominees listed in its management information circular dated April 17, 2013 were re-elected as directors of the Company at its annual meeting of shareholders.

At the meeting, a ballot was held for the election of directors. Based on proxies received prior to the meeting and ballots cast, the eight directors were re-elected with the following results:

Nominees	Votes For		Votes Withheld
Eric E. Baker	33,173,164	88.30%	4,393,679	11.70%
Robert M. Beil	36,267,702	96.54%	1,299,141	3.46%
George J. Bunze	36,762,702	97.86%	804,141	2.14%
Robert J. Foster	36,251,202	96.50%	1,315,641	3.50%
James Pantelidis	37,258,013	99.18%	308,830	0.82%
Jorge N. Quintas	36,436,702	96.99%	1,130,141	3.01%
Gregory A. C. Yull	35,741,466	95.14%	1,825,377	4.86%
Melbourne F. Yull	35,752,610	95.17%	1,814,233	4.83%

The biographies of directors and further details about the Company’s corporate governance practices are available at www.itape.com.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

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